# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LESAKA TECHNOLOGIES, INC., CIK 0001041514
CUSIP: 64107N206
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 4TH FLOOR, PRESIDENT PLACE, CNR. JAN SMUTS & BOLTON, Rosebank, Johannesburg, South Africa (T3), 2196
Date of event which requires filing of this statement: 03/02/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950103-26-001765
Filed by CIK 0002042605

## Reporting persons
- APIS GROWTH 13 Ltd: type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); sole voting power 1,719,368; shared voting power 0; sole dispositive power 1,719,368; shared dispositive power 0; aggregate amount beneficially owned 1,719,368 (2.1% of the class)
  Comment: (1) Row 11 is calculated based on 85,736,223 shares of Common Stock as of May 4, 2026, as reported in the Form 10-Q filed by the Issuer with the SEC on May 6, 2026.
- Mr. Sattish LALLJEE: type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); sole voting power 1,719,368; shared voting power 0; sole dispositive power 1,719,368; shared dispositive power 0; aggregate amount beneficially owned 1,719,368 (2.1% of the class)
  Comment: (1) As the Directors of Apis Growth 13 Limited, Mr. Xie Fei PANG WONG LIN and Mr. Sattish LALLJEE may be deemed to have voting power and dispositive power over the 1,719,368.00 Shares held by Apis Growth 13 Limited.
  
  (2) Row 11 is calculated based on 85,736,223 shares of Common Stock as of May 4, 2026, as reported in the Form 10-Q filed by the Issuer with the SEC on May 6, 2026.
- Mr. Xie Fei PANG WONG LIN: type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); sole voting power 1,719,368; shared voting power 0; sole dispositive power 1,719,368; shared dispositive power 0; aggregate amount beneficially owned 1,719,368 (2.1% of the class)
  Comment: (1) As the Directors of Apis Growth 13 Limited, Mr. Xie Fei PANG WONG LIN and Mr. Sattish LALLJEE may be deemed to have voting power and dispositive power over the 1,719,368.00 Shares held by Apis Growth 13 Limited.
  
  (2) Row 11 is calculated based on 85,736,223 shares of Common Stock as of May 4, 2026, as reported in the Form 10-Q filed by the Issuer with the SEC on May 6, 2026.

## Item 1. Issuer
Name of issuer: LESAKA TECHNOLOGIES, INC.
Address of issuer's principal executive offices: President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road Rosebank, Johannesburg 2196, South Africa

## Item 2. Person Filing
Name of person filing: Apis Growth 13 Limited; Mr. Sattish LALLJEE; Mr. Xie Fei PANG WONG LIN
Address of principal business office or, if none, residence:
Apis Growth 13 Limited
1st Floor, Les Fascines A Building,
Vivea Business Park, Moka City 81406, Mauritius

Mr. Sattish LALLJEE
1st Floor, Les Fascines A Building,
Vivea Business Park, Moka City 81406, Mauritius

Mr. Xie Fei PANG WONG LIN
1st Floor, Les Fascines A Building,
Vivea Business Park, Moka City 81406, Mauritius
Citizenship:
Apis Growth 13 Limited is organized under the laws of Mauritius

Mr. Sattish LALLJEE is a citizen of Mauritius

Mr. Xie Fei PANG WONG LIN is a citizen of Mauritius

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- APIS GROWTH 13 Ltd: /s/ Mr. Xie Fei Pang Wong Lin, Mr. Xie Fei Pang Wong Lin/Director (07/31/2026)
- Mr. Sattish LALLJEE: /s/ Mr. Sattish LALLJEE, Mr. Sattish LALLJEE, Individual (07/31/2026)
- Mr. Xie Fei PANG WONG LIN: /s/ Mr. Xie Fei PANG WONG LIN, Mr. Xie Fei PANG WONG LIN, Individual (07/31/2026)